                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of [November], 2003


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F (  x  )             No       Form 40-F (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes (    )                 No ( x  )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.




     The registrant files with the Korea Securities Exchange the notice dated November 19, 2003. Attached is English language version of the notice.

The following table sets forth the investment details in Cyber Bank Corporation.

------------------------------------------------------------------------------------------------------
1.Subject Company      Company Name             Cyber Bank Corporation

------------------------------------------------------------------------------------------------------
                       CEO                      Young-Sun Cho

------------------------------------------------------------------------------------------------------
                       Relation to the          Unrelated
                       Company

------------------------------------------------------------------------------------------------------
                       Capital                  4,755,000,000 won

------------------------------------------------------------------------------------------------------
                       Issued shares            9,510,000 Common shares

-----------------------------------------------------------------------------------------------------
                       Core Business            Development & Manufacturing of
                                                Mobile communication devices

-----------------------------------------------------------------------------------------------------
                       Address                  Dokok-dong, Kang-nam, Seoul

-----------------------------------------------------------------------------------------------------
2.Investment           Subject item                                         Cyber Bank Corporation's
  Summary                                                                Newly Issuing Common Shares

-----------------------------------------------------------------------------------------------------
                       Total Amount                                                9,500,000,000 won

-----------------------------------------------------------------------------------------------------
                       Estimate                                         2,500 won x 3,800,000 shares

-----------------------------------------------------------------------------------------------------
                       Appraisal Institute                                                       N/A

-----------------------------------------------------------------------------------------------------
                       Invested Shares                                              3,800,000 shares

-----------------------------------------------------------------------------------------------------
                       Total shares owned                                           3,900,000 shares
                       after the investment
-----------------------------------------------------------------------------------------------------
                       Ratio of shareholding                                                  25.81%

-----------------------------------------------------------------------------------------------------
                       Target date of                                              November 25, 2003
                       Investment
-----------------------------------------------------------------------------------------------------
3. Purpose of Investment                            To participate in Capital Increase of Cyber Bank

-----------------------------------------------------------------------------------------------------
4. Accumulated Investment Amount                                                  11,750,000,000 won

-----------------------------------------------------------------------------------------------------
  -- Total Capital                                                                12,463,750,000 won
    (As of December 31, 2002)
-----------------------------------------------------------------------------------------------------
   -- Ratio to Capital                                                                        94.27%

-----------------------------------------------------------------------------------------------------
5. Date of Decision                                                                November 18, 2003
   (by Board of Directors)

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   -- Attendance of Independent                                                               Yes: 3
      Directors                                                                                No: 0
-----------------------------------------------------------------------------------------------------
   -- Attendance of Auditor                                                                      Yes

-----------------------------------------------------------------------------------------------------
6. Infringement of Fare Trade Rules                                                               No

-----------------------------------------------------------------------------------------------------
7. Total Assets                                                                  210,725,404,921 won
   (As of December 31, 2002)
-----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
8. Other - This investment is based on primary offering to shareholders of Cyber Bank and the dedicated date of investment is the subscription date of forfeited shares. The subscription date of old shareholders is November 21, 2003.
                    - Our current shares of Cyber Bank are 100,000 common shares; and, the allotment ratio is 0.5888538381 per share.
                    - Total estimated amount of investment is 9,500 million won and the amount might be modified in accordance with the subscription result of Capital Increase.
--------------------------------------------------------------------------------


The following table sets forth the transaction details of Mobile Game Co., Ltd.

-------------------------------------------------------------------------------
1. Company Name                 Cyber Bank Corporation
-------------------------------------------------------------------------------
   - Relation to the Company    Major Shareholder's related company
-------------------------------------------------------------------------------
2. Summary of Securities
-------------------------------------------------------------------------------
   - Transaction Date           -
-------------------------------------------------------------------------------
   - Target Securities          Mobile Game Co., Ltd's 280,000 common shares
-------------------------------------------------------------------------------
   - Transaction Amount         252,000,000 won
-------------------------------------------------------------------------------
   - Accumulated amount         252,000,000 won
-------------------------------------------------------------------------------
   - Condition of transaction   900 won per share (Par value: 500 won)
-------------------------------------------------------------------------------
3. Reason of Transaction        A part of management restructuring process in
                                order to enhance its core competencies.
-------------------------------------------------------------------------------
4. Date of Decision             November 18, 2003
   (by Board of Directors)
-------------------------------------------------------------------------------
   -- Attendance of Outside     Yes: 3
      Directors                 No: 0
-------------------------------------------------------------------------------
   -- Attendance of Auditor     Yes
-------------------------------------------------------------------------------
5. Infringement of Fare Trade   No
   Rules
-------------------------------------------------------------------------------
6. Other                        -The transaction date will be confirmed in
                                accordance with the resolution of two companies.
-------------------------------------------------------------------------------

The following table sets forth the details of an affiliate company, Cyber Bank Corporation.

--------------------------------------------------------------------------------------------------
1. Subject                     Company Name         Cyber Bank Corporation
   Affiliate
   Company
--------------------------------------------------------------------------------------------------
                               CEO                  Young-Sun Cho
--------------------------------------------------------------------------------------------------
                               Capital              4,755,000,000 won
--------------------------------------------------------------------------------------------------
                               Total Assets         49,257,734,732 won
--------------------------------------------------------------------------------------------------
                               Core Business        Development & manufacturing of
                                                    Mobile communication devices
--------------------------------------------------------------------------------------------------
2. Investment Amount           11,750,000,000 won
--------------------------------------------------------------------------------------------------
                               Invested shares      3,900,000 common shares
--------------------------------------------------------------------------------------------------
                               Shareholding Ratio   25.81%
--------------------------------------------------------------------------------------------------
3. Group Name                  Mirae Corporation
--------------------------------------------------------------------------------------------------
4. Number of Affiliates        Before                                                           7
--------------------------------------------------------------------------------------------------
                               After                                                            8
--------------------------------------------------------------------------------------------------
5. Total Assets of Affiliates  Before                                         257,998,170,964 won
--------------------------------------------------------------------------------------------------
                               After                                          259,985,956,761 won
--------------------------------------------------------------------------------------------------
6. Purpose of Investment                            Increased the ratio of shareholding through
                                                    the participation of Capital Increase
--------------------------------------------------------------------------------------------------
7. Target Date of Investment                        November 25, 2003
--------------------------------------------------------------------------------------------------
8. Other                                            The target date of investment is the
                                                    subscription date of forfeited shares

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2003




By /s/ MiRi Chung
  ------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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